

17018606

SEC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CAPSTONE CAPITAL MARKETS LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 FEDERAL STREET, 3RD FLOOR
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEN GEORGE 603-380-5435 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLF & COMPANY
(Name – *if individual, state last, first, middle name*)

99 HIGH STREET	BOSTON	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, JOHN M FERRARA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPSTONE CAPITAL MARKETS LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MANAGING PARTNER

Title

Notary Public


SHANNON K. CULLEN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 26, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Capstone Capital Markets
Member FINRA/SIPC

Capstone Capital Markets LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2016

Table of Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements:

Statements of Financial Condition 2

Statements of Operations and Changes in Member's Equity 3

Statements of Cash Flows 4

Notes to Financial Statements 5-9

Supplementary Information:

Schedule of Computation of Net Capital Under Rule 15c3-1 and Other Information Under Rule 15c3-3 of the Securities and Exchange Commission 10

Report of Independent Registered Public Accounting Firm 11

Exemption Report 12



Report of Independent Registered Public Accounting Firm

To the Members of Capstone Capital Markets LLC:

We have audited the accompanying statement of financial condition of Capstone Capital Markets LLC as of December 31, 2016, and the related statements of operations and changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capstone Capital Markets LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 20, 2017

Capstone Capital Markets LLC

Statement of Financial Condition

December 31, 2016

	12/31/2016
ASSETS	
Cash and cash equivalents	$ 989,592
Investments, at fair value	15,436
Total Assets	**$1,005,028**
LIABILITIES & MEMBER'S EQUITY	
Accounts payable and accrued expenses	$ 30,574
Total liabilities	30,574
Member's equity	974,454
Total Liabilities & Member's Equity	**$1,005,028**

See accompanying notes to financial statements.

Capstone Capital Markets LLC

Statements of Operations and Changes in Member's Equity

Year Ended December 31, 2016

		2016
Revenue:		
Interest income		2,478
Total Revenue	$	2,478
Expenses:		
Compensation and related expenses		52,451
Office expenses		40,446
Professional fees		37,273
Corporate fees and taxes		13,951
Employee benefits		2,822
Total Expenses	$	146,943
Net loss		(144,465)
Member's equity, beginning		1,118,919
Member's Equity, Ending	$	974,454

See accompanying notes to financial statements.

Capstone Capital Markets LLC

Statement of Cash Flows

Year Ended December 31, 2016

	2016
Cash Flows from operating activities:	
Adjustments to reconcile net loss to net cash used by operating activities	$ (144,465)
Decrease in accounts payable and accrued expenses	(30)
Increase in due to related party	2,194
Net cash used by operating activities	$ (142,301)
Net decrease in cash and cash equivalents	(142,301)
Cash and cash equivalents, beginning	$ 1,131,893
Cash and cash equivalents, ending	**$ 989,592**

See accompanying notes to financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Reporting Entity

Capstone Capital Markets LLC (the "Company"), which is a wholly-owned subsidiary of Capstone Corporate Finance LLC (the "Parent"), was formed on April 8, 2004, as a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides private placement services for companies located throughout the United States.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of Rule 15c3-3.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All items of income and expense are accounted for on the accrual basis.

Revenue Recognition

The Company recognizes success fees associated with private placements at the time the placement is completed and the revenue is determinable, generally on the date the placement transaction closes. To the extent that any success fee is due as a result of the private placement but contingent on future events, no revenue is recognized until contingent success fees are received. Success fees received in the form of equity instruments and reported as investments in the statement of financial condition are recorded at the fair value of the instrument or the services, whichever is more reliably measurable. Subsequent changes in fair value are recorded as unrealized gains or losses in the statement of income. Nonrefundable retainer fees for advisory services are recognized as the services are performed over the term of the service contract. In addition, the Company records revenues derived from contractually reimbursable out-of-pocket expenses when such expenses have been incurred and invoiced.

Fair Value Hierarchy

The Company groups its assets and liabilities measured at fair value in three levels which are based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Hierarchy (concluded)

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Quoted prices are obtained from readily available pricing sources for market transactions at the measurement date.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level of the fair value hierarchy in which the fair value measurement falls is determined by the lowest level input that is significant to the fair value measurement.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which, at times, may exceed the federally insured limits. The Company has a cash management program, which provides for the investment of excess cash balances primarily in short-term money market accounts. The Company considers such highly-liquid investments with original maturities of three months or less when purchased to be cash equivalents. The value, liquidity and related income of these investments are sensitive to changes in economic conditions and may be adversely affected by shifts in the market and changes in interest rates.

Income Taxes

No provision for federal or state income taxes is presented in these financial statements, because the Company is a limited liability company, which is taxed as a partnership and, accordingly, its taxable income is allocated to its member for federal and state income tax reporting purposes. However, in certain circumstances, the Company may be required to pay income taxes to a state or foreign country.

ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes (concluded)

The Company assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The Company has not recognized a liability for any uncertain tax benefits as of December 31, 2016. The Company's policy is to recognize interest and penalties as a component of income tax expense, if any, in its statements of operations and changes in member's equity.

The Company is open to examination by the applicable taxing authorities for the tax years ended after December 31, 2012.

Uses of Estimates

Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the Company may differ from those estimates.

2. RELATED PARTY TRANSACTIONS

Under the terms of an expense sharing arrangement, certain overhead expenses are allocated to the Company based on management's best estimates. Allocated overhead expenses for the year ended December 31, 2016 include payroll and related expenses, occupancy, and office expenses amounting to $146,943. The Company reimburses the Parent in full for any direct expenses paid by the Parent on the Company's behalf. At December 31, 2016, $13,799 was due to the Parent and is included in accounts payable and accrued expenses.

3. INVESTMENTS

At December 31, 2016, investments of $15,436 consist of warrants to purchase common stock of a private company. The warrants were received in connection with a private placement in December 2013. There were no changes in estimated fair value of this investment in 2016. The Company's investment exposes it to various types of risk such as market, credit and general economic risks. Due to the uncertainty related to changes in the fair value of investments associated with such risks, it is at least reasonably possible that changes in risk factors in the near term could materially affect the amounts reported in the financial statements.

4. FAIR VALUE MEASUREMENTS

The following table categorizes within the fair value hierarchy, the Company's financial assets measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets				
Investments	$ -	$ -	$ 15,436	**$ 15,436**

Level 3 assets represent one holding. See Note 3. The warrants were valued by using the Black-Scholes option pricing model.

The following table presents additional information about the valuation of Level 3 investments as of December 31, 2016.

Quantitative Information about Level 3 Fair Value Measurements				
	Fair Value	**Valuation Technique**	**Unobservable Inputs**	**Quantitative Unobservable Input**
			Estimated Term	**5 years**
Warrants to purchase			Volatility Rate	**33.21%**
Common Stock	$15,436	Black-Scholes pricing model	Risk-Free Interest Rate	**1.93%**
			Marketability discounts	**40%**

Both observable and unobservable inputs may be used to determine the fair value of investments that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

5. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital of not less than the greater of 6-2/3% of aggregate indebtedness or $5,000 ($5,000 as of December 31, 2016). As of December 31, 2016, the Company's net capital amounted to $959,018.

Rule 15c3-l also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's aggregate indebtedness to net capital ratio amounted to 0.03 to 1 as of December 31, 2016.

6. CONTINGENCIES

Indemnifications

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of December 31, 2016, no amounts have been accrued related to such indemnification provisions.

Capstone Capital Markets LLC

Schedule of Computation of Net Capital Under Rule 15c3-1 and Other Information Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

	2016
Aggregated Indebtedness	$ 30,574
Member's Equity	974,454
Less non-allowable assets:	
Investments	(15,436)
Net Capital	**$ 959,018**
Minimum net capital requirement to be maintained	(5,000)
Net capital in excess of requirements	$ 954,018
Ratio of aggregate indebtedness to net capital	0.03 to 1

Reconciliation of Audited Computation of Net Capital Under Rule 15c3-1 to the Unaudited FOCUS Report Part IIA

No material differences exist between the above computation of net capital and the audited filing of Part IIA of the FOCUS report as of December 31, 2016. Accordingly, no reconciliation of audited computation of net capital under Rule 15c3-1 to the unaudited FOCUS report Part IIA has been presented.

Capstone Capital Markets LLC

Schedule of Computation of Net Capital Under Rule 15c3-1 and Other Information Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

	2016
Aggregated Indebtedness	$ 30,574
Member's Equity	974,454
Less non-allowable assets:	
Investments	(15,436)
Net Capital	**$ 959,018**
Minimum net capital requirement to be maintained	(5,000)
Net capital in excess of requirements	$ 954,018
Ratio of aggregate indebtedness to net capital	0.03 to 1

Reconciliation of Audited Computation of Net Capital Under Rule 15c3-1 to the Unaudited FOCUS Report Part IIA

No material differences exist between the above computation of net capital and the audited filing of Part IIA of the FOCUS report as of December 31, 2016. Accordingly, no reconciliation of audited computation of net capital under Rule 15c3-1 to the unaudited FOCUS report Part IIA has been presented.


WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Members of Capstone Capital Markets LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Capstone Capital Markets LLC (the "Company") identified the following provisions under 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (b) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
February 20, 2017

MEMBER OF ALLINIAL GLOBAL
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS

1500 MAIN STREET SUITE 1500
SPRINGFIELD, MA 01115 P 413-747-9042
WOLFANDCO.COM


Capstone Capital Markets
Member FINRA/SIPC

Capstone Capital Markets' Exemption Report

Capstone Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Capstone Capital Markets LLC

I, John M. Ferrara, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Managing Partner
Date: February 15, 2017